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KOOR INDUSTRIES LTD.
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                                                         Office of Legal Counsel
                                                         21 Ha'arba'ah St.
                                                         Tel-Aviv 64739
                                                         Israel
                                                         TelL.:972-3-6238420
                                                         Fax.: 972-3-6238425

                                                         29 May 2003


The Securities Authority The Tel Aviv Stock Exchange  The Registrar of Companies
22 Kanfei Nesharim St.   54 Ahad Ha'am St.            97 Yafo St.
Jerusalem 95464          Tel Aviv 65202               Jerusalem 91007
---------------          --------------               ---------------

Fax: 02-6513940          Fax: 03-5105379
---------------          ---------------

Dear Sirs,


Re:  Immediate   Report  (NO.   9/2003)
     Koor  Industries   Ltd.   (Company  No. 52-001414-3)
     ----------------------------------------------------


Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

     1. Last night, the Company has published in the United States a press release regarding the following matter:

               o    Financial results for the first quarter of the year 2003.

     2.   Attached please find the press release.



                                            Yours Sincerely,


                                          Shlomo Heller, Adv.
                                            Legal Counsel

Koor Industries Ltd. Reports First Quarter 2003 Consolidated Results

* Second sequential quarter of net profit
* 8.3% increase in Revenues Quarter-over-Quarter
* 7.1% increase in Operating profit Quarter-over-Quarter

TEL AVIV, Israel - May 28, 2003 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor") a leading Israeli investment holding company, reported today its consolidated financial results for the first quarter ended March 31, 2003.

Revenues from consolidated companies (not including ECI Telecom (NASDAQ: ECIL), which is accounted for on an equity basis) for the first quarter totaled $463.6 million, compared to $428.1 million for the first quarter of 2002, an 8.3% increase. The strong revenue increase in the quarter is mainly due to a substantial increase in the revenues of consolidated Makhteshim Agan Industries (TASE: MAIN), resulted from increased sales to the strategically targeted European Market. This was partially offset by a decline in the revenues of the Elisra Group and the Sheraton Moriah Hotel Chain.

Operating income from consolidated companies for the first quarter was $48.5 million, compared to $45.3 million for the same period in 2002, a 7.1% increase. Operating profit, as a percent of revenues, for the quarter was 10.5%, a similar level as the 10.6% for the same period in 2002. The increase in the operating profit is mainly due to the strong improvement at Makhteshim Agan Industries and Telrad Networks, partially offset by the Elisra Group's operating loss.

Net profit for the quarter was $2.4 million or $0.16 per diluted ordinary share and $0.03 per American Depositary Share (ADS). This is compared with a net loss of $109.8 million or $7.23 per diluted ordinary share and $1.45 per American Depositary Share (ADS) for the first quarter of 2002. Net loss for the first quarter of 2002 includes a special accounting item due to reclassification of Shareholders' Equity item "foreign currency translation adjustments" as "Retained Earnings" of $85.7 million, without affecting the company's Shareholders' Equity.

Commenting on these operating results, Jonathan Kolber, Chief Executive Officer of Koor Industries said: "We have worked hard with our companies over the past two years to achieve this second sequential quarter of profits, as well as a strong operating cash flow for the quarter. In agrochemicals, Makhteshim Agan Industries continues to go from strength to strength; during the quarter we saw the initial revenues of newly acquired high margin products to the strategically-targeted European market." Mr. Kolber, who was recently appointed as Chairman of Telrad Networks, added, "Albeit the continued lack of visibility in the telecom space, our telecom holdings, ECI Telecom and Telrad Networks, seem to have stabilized and are generating cash. Telrad presented this quarter a small, but meaningful net profit, after 8 sequential quarters of losses." He continued, "The Elisra Group has recorded a loss because its management reevaluated the estimated cost to complete several new and innovative projects and found it necessary to adjust the estimated cost to complete accordingly. These new projects are the key solutions of tomorrow, and we believe will benefit the company upon completion."


RESULTS OF KEY HOLDINGS
ECI Telecom
Revenues for the first quarter of 2003 were $118.7 million, compared to $149.2 million in the fourth quarter of 2002 and $175.4 million recorded in the first quarter of 2002. Operating loss for the first quarter of 2003 was $5.6 million, compared to an operating loss of $2.9 million in the fourth quarter of 2002 and $4.6 million in the first quarter of last year. The net loss was $7.8 million, or $0.07 per share compared to a net loss of $7.0 million or $0.06 per share in the fourth quarter of 2002 and a net loss of $52.1 million, or $0.52 per share for the first quarter of last year.

First quarter 2003 results include a loss from discontinued operations of $2.1 million, while first quarter 2002 results include a $51.4 million loss from discontinued operations, impairment of related goodwill, and the cumulative effect of an accounting change, net of tax. Fourth quarter 2002 results include a $1.5 million provision for impairment of assets and a $2.3 million loss from discontinued operations.

ECI's Results for the quarter included the results of ECtel (NASDAQ: ECTX), in which ECI holds 59%. ECtel reported revenues of $15.2 million compared to $23.1 million in the first quarter of 2002. ECTel's net loss for the quarter was $3.8 million compared to a net profit of $4.1 million in the first quarter of 2002. ECtel experienced a significant decline in revenues, particularly in Asia as well as generally in the government sector. ECtel stated its belief that uncertain geopolitical conditions during the quarter contributed to the decline.

During the quarter, ECI continued to generate a positive cash flow from operations. At the end of the quarter, cash, cash equivalents, short-term investments and deposits exceeded bank debt by $150 million compared to $133 million at the end of the fourth quarter of 2002. Inventories and trade receivables declined and ECI repaid another $47 million of bank debt included as short-term bank debt on its balance sheet.

Makhteshim-Agan  Industries
---------------------------
Revenues for the first quarter totaled $325.1 million, compared to $236.1 million for the same period in 2002, a 37.7% increase. Operating profit for the quarter was $62.3 million, or 19.2% of revenues, compared to $41.5 million, or 17.6% of revenues in the same period in 2002, a 50% increase. Net profit for the quarter was $32.1 million, compared to $20.7 million for the first quarter of 2002, a 55.5% increase.

During 2002 Makhteshim Agan continued to implement its strategic plan of increasing its revenues from Europe and North America, while selectively reducing its exposure to South America. During the quarter revenues from Europe increased to 57% of revenues, from 43% in the first quarter of 2002, whilst revenues to South America declined to 13% of revenues, from 17% in the first quarter of 2002.

Elisra Group
Revenues for the first quarter totaled $75.8 million, compared to $96.9 million for the same period in 2002, a 21.8% decline. Operating loss for the quarter was $8.9 million, compared to a $7.3 million operating profit in 2002. Net loss for the quarter was $6.9 million, compared to a $4.4 million net profit for the same period last year. The decline in the operating and net income is mainly due to the re-evaluation of the cost to complete of three new and innovative projects, involving state-of-the-art technologies for the modern defense forces.

Telrad Networks
Revenues for the first quarter totaled $37.4 million, compared to $32.7 million for the fourth quarter of 2002, a 14.4% sequential increase. Revenues for the first quarter of 2002 were $40.7 million. Operating profit for the quarter was $2.1 million compared to a $9.5m operating loss in the fourth quarter of 2002, and a $4.0 million operating loss in the first quarter of 2002, a substantial sequential and quarter over quarter improvement. Net profit for the quarter was $1.1 million compared to a net loss of $9.6 million in the fourth quarter of 2002 and $5.8 million for the first quarter of 2002. The net profit in the first quarter of 2003 follows eight sequential quarters of net loss.

Conference call details:
Date:    May 29, 2003
Time:    11:00 pm EDT (16:00 UK, 18:00 Israel)
US       phone: 1-866-500-4966
UK       phone: 0800-085-7917
Israel   phone: 03-929-2810
Replay   numbers: 1-877-281-1524 (US),
+972 (0) 3-925-5901 (International)

********************* Financial Tables Follow *********************
About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

For further information, please contact:
Yuval Yanai
Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 9008 310
Fax. +9723 9008 313
www.koor.com

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

Koor Industries Ltd.                                                                            (AN ISRAELI CORPORATION)
------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Statement of Operations

                                                                      Three months ended                     Year ended
                                                                           March 31                         December 31
                                                                      2003                  2002                    2002
                                                              -----------------------------------     ------------------
                                                                 UnAudited             UnAudited                 Audited
                                                              -----------------------------------     ------------------
                                                                                Convenience
                                                                                translation
                                                                             (U.S. dollars in
                                                                                 thousands)

Income from sales and services                                     463,617               428,053               1,555,930
Cost of sales and services                                         332,631               316,661               1,164,961
                                                                   -------               -------               ---------
Gross Profit                                                       130,986               111,392                 390,969

Selling and marketing expenses                                      55,708                41,522                 178,560
General and administrative                                          26,745                24,569                 107,246
                                                                   -------               -------                --------
Operating earnings                                                  48,533                45,301                 105,163

Finance expenses, net                                                6,082                31,931                  86,046
                                                                   -------               -------                  ------
                                                                    42,451                13,370                  19,117

Other income (expenses)                                            -19,849                -3,110                   1,276

Transfer to statement of income of translation differences
of autonomous investee in voluntary liquidation                          -               -85,667                 -85,667
                                                                   -------               -------                 -------
Earnings before taxes on income                                     22,602               -75,407                 -65,274

Taxes on income                                                      6,864                10,443                  34,403
                                                                   -------               -------                  -----
                                                                    15,738               -85,850                 -99,677

Equity in results of affiliates, net                                -3,291               -17,371                 -55,246
                                                                   -------               -------                 -------
                                                                    12,447              -103,221                -154,923

Minority interest in subsidiaries, net                             -10,029                -6,576                 -13,160
                                                                   -------               -------                --------
Net earnings for the period                                          2,418              -109,797                -168,083
                                                                   =======              ========                ========
Basic earning per Ordinary Share (in $):
----------------------------------------
Per Share                                                             0.16                 -7.23                  -11.08
                                                                      ----                 -----                  ------
Per ADS                                                               0.03                 -1.45                   -2.22
                                                                      ----                 -----                  ------
Weighted  average shares outstanding
(in thousands)                                                      15,173                15,173                  15,173

Koor Industries Ltd.                                                                            (AN ISRAELI CORPORATION)
------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Statement of Operations

                                                                      Three months ended                     Year ended
                                                                           March 31                         December 31
                                                                      2003                  2002                    2002
                                                              -----------------------------------        ---------------
                                                                 UnAudited             UnAudited                 Audited
                                                              -----------------------------------        ---------------
                                                                                   Convenience translation
                                                                                  (U.S. dollars in thousands)

Assets
Current Assets:
Cash and cash equivalents                                      153,121                  134,062                  173,151
Short-term deposits and investments                            225,460                  125,385                  227,585
Trade Receivables                                              521,721                  509,812                  438,890
Other accounts receivable                                      102,998                  197,485                   98,643
Assets designed  for sale                                        9,426                    9,576                    9,466
Inventories                                                    389,822                  408,470                  432,108
                                                               -------                  -------                 --------

Total current assets                                         1,402,548                1,384,790                1,379,843

Investments and Long-Term Receivables                          340,888                  543,920                  353,455

Fixed Assets, net                                              674,058                  700,194                  688,105

Other Assets, net                                              513,496                  327,970                  525,266
                                                               -------                  -------                 --------
                                                             2,930,990                2,956,874                2,946,669
                                                             =========                =========                =========

Liabilities and Shareholders` Equity
Current Liabilities:
Credits from banks and others                                  508,221                  403,674                  507,445
Trade payables                                                 262,702                  297,863                  259,296
Other payables                                                 291,965                  242,812                  305,597
Customer advances, net                                          47,520                   59,928                   50,373
                                                                ------                   ------                   ------
Total current liabilities                                    1,110,408                1,004,277                1,122,711
                                                             ---------                ---------                ---------

Long-Term Liabilities:
Long-Term Loans                                                881,090                  963,275                  863,911
Convertible Debentures                                          85,853                  100,469                   87,114
Customer advances                                               51,767                   12,182                   57,614
Deferred taxes on income                                        41,555                   36,025                   45,685
Accrued employee rights upon retirement                         56,364                   46,696                   56,169
                                                                ------                   ------                   ------
Total long-term liabilities                                  1,116,629                1,158,647                1,110,493

Minority Interests                                             334,087                  314,976                  334,953

Shareholders` Equity                                           369,866                  478,974                  378,512
                                                               -------                  -------                 --------

                                                             2,930,990                2,956,874                2,946,669
                                                             =========                =========                =========

Shares outstanding (in thousands)                            15,173.38                15,173.38                15,173.38
Shareholders equity per ordinary share                           24.38                    31.57                    24.95
Shareholders equity per ADS                                       4.88                     6.31                     4.99

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